モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

December 8, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Semi-Annual Report Release for the Six-Month Period during the Fiscal Year ending March 31, 2005

2. Outline of the Non-Consolidated Interim Financial Statements for the Six-Month Period during the Fiscal Year ending March 31, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito + Mitomi

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v21

(Summary English Translation)

Consolidated Semi-Annual Report Release for the Six-Month Period during the Fiscal Year ending March 31, 2005

November 12, 2004

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Mitsuo Higashi
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

Board Meeting Date: November 12, 2004
Name of the parent company: not applicable
Percentage of the company's shares held by the parent company: not applicable
Adoption of U.S. accounting principle: not applicable

1. Consolidated Business Results (April 1, 2004 through September 30, 2004)

(1) Consolidated Results of Operations

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2004	¥1,269,549 million 1.1%	¥221,977 million 13.6%	¥151,982 million 26.4%
Six months ended September 30, 2003	¥1,256,249 million (1.0)%	¥195,363 million (3.0)%	¥120,215 million (4.3)%
Year ended March 31, 2004	¥2,542,297 million	¥351,419 million	¥225,365 million

	Net Income	Earnings per Share	Earnings per Share (fully diluted)
Six months ended September 30, 2004	¥82,364 million 35.7%	¥20,609.57	–
Six months ended September 30, 2003	¥60,700 million (3.9)%	¥15,178.09	–
Year ended March 31, 2004	¥119,866 million	¥29,928.14	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2004: 850 million yen
   Six months ended September 30, 2003: (512) million yen

Year ended March 31, 2004: 351 million yen

2. *Average number of outstanding shares for each period (consolidated basis):*
   Six months ended September 30, 2004: 3,996,414
   Six months ended September 30, 2003: 3,999,235
   Year ended March 31, 2004: 3,999,235
3. *Changes in accounting treatment: Applicable*
4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the interim period for the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥6,729,109 million	¥1,155,612 million	17.2%	¥289,689.91
Six months ended September 30, 2003	¥6,762,986 million	¥1,042,886 million	15.4%	¥260,771.50
Year ended March 31, 2004	¥6,781,692 million	¥1,100,175 million	16.2%	¥275,052.28

(Notes)
Total outstanding shares as of the end of each fiscal year (consolidated basis):
Six months ended September 30, 2004: 3,989,135
Six months ended September 30, 2003: 3,999,235
Year ended March 31, 2004: 3,999,235

(3) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Six months ended September 30, 2004	¥197,134 million	¥(126,473) million	¥(83,552) million	¥70,066 million
Six months ended September 30, 2003	¥151,857 million	¥(123,538) million	¥(62,475) million	¥92,450 million
Year ended March 31, 2004	¥387,060 million	¥(234,591) million	¥(196,192) million	¥82,935 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 94
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated (new):	1	Equity method (new):	0
(excluded):	5	(excluded):	0

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income
Year ending March 31, 2005	¥2,561,000 million	¥211,000 million	¥133,000 million

(Reference)
Estimated earnings per share (annual): 33,279.19 yen

The figures are rounded down to the nearest one million yen.

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors. Effect of earthquakes in Chuetsu district, Niigata prefecture has not been reflected in the above forecast.

FILE No.
82-4990

(Summary English Translation)

Outline of the Non-Consolidated Interim Financial Statements
for the Six-Month Period during the Fiscal Year ending March 31, 2005

November 12, 2004

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and CEO

Attn.: Mitsuo Higashi
Director of Public Relations Department

Board Meeting Date: November 12, 2004

Commencement Date of Interim Dividends Payment:
December 10, 2004

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

Interim Dividends: applicable

Unit Share System: not applicable

1. **Business Results (April 1, 2004 through September 30, 2004)**

(1) Results of Operations

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2004	¥950,282 million 0.5%	¥202,573 million 14.9%	¥132,975 million 29.3%
Six months ended September 30, 2003	¥945,823 million (0.3)%	¥176,368 million (3.9)%	¥102,806 million (6.4)%
Year ended March 31, 2004	¥1,897,242 million	¥307,526 million	¥183,209 million

	Net Income	Earnings per Share
Six months ended September 30, 2004	¥74,481 million 35.8%	¥18,633.47
Six months ended September 30, 2003	¥54,856 million (5.1)%	¥13,714.07
Year ended March 31, 2004	¥104,319 million	¥26,035.59

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2004: 3,997,179
   Six months ended September 30, 2003: 4,000,000
   Year ended March 31, 2004: 4,000,000
2. *Changes in accounting treatment: applicable*

3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the interim period for the immediately preceding year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2004	¥3,000.00	–
Six months ended September 30, 2003	¥3,000.00	–
Year ended March 31, 2004	–	¥6,000.00

(Notes)
Breakdown of interim dividends for six months ended September 30, 2004:
Memorial dividend: 0
Special dividend: 0

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥6,305,857 million	¥1,079,559 million	17.1%	¥270,573.18
Six months ended September 30, 2003	¥6,262,425 million	¥980,578 million	15.7%	¥245,144.60
Year ended March 31, 2004	¥6,307,321 million	¥1,028,789 million	16.3%	¥257,153.14

(Notes)
1. *Total outstanding shares as of the end of each fiscal year:*
   Six months ended September 30, 2004: 3,989,900
   Six months ended September 30, 2003: 4,000,000
   Year ended March 31, 2004: 4,000,000
2. *Total own shares as of the end of each fiscal year:*
   Six months ended September 30, 2004: 10,100
   Six months ended September 30, 2003: 0
   Year ended March 31, 2004: 0

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share	
				End of Year	
Year ending March 31, 2005	¥1,902,000 million	¥163,000 million	¥115,000 million	¥3,000.00	¥6,000.00

(Reference)
Estimated net income per share (annual): 28,769.74 yen

The figures are rounded down to the nearest one million yen.

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors. Effect of earthquakes in Chuetsu district, Niigata prefecture has not been reflected in the above forecast.